Simpson Thacher & Bartlett LLP
900 G Street, NW
Washington, D.C. 20001

December 15, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Filing Desk

Re:	Tortoise Tax-Advantaged Essential Assets Interval Fund, Inc.

Dear Sir or Madam:

On behalf of Tortoise Tax-Advantaged Essential Assets Interval Fund, Inc. (the “Fund”), we hereby submit for filing by direct electronic transmission the Fund’s Notification of Registration on Form N-8A under the Investment Company Act of 1940, as amended, and the Fund’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended.

Any questions or communications concerning the enclosed materials should be directed to Rajib Chanda of this firm at 202-636-5543.

Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

Enclosures